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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Fremont Capital, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Fremont Street
(No. and Street)

San Francisco (City) **California** (State) **94105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade **(415) 883-9350**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

FREMONT CAPITAL, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Stephen R. Kinkade, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fremont Capital, Inc. ("Fremont Capital") as of and for the year ended December 31, 2005, are true and correct. I further affirm that neither Fremont Capital nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/17/06
Date

Financial Principal
Title

Subscribed and sworn to before me this 17th day of February, 2006

Notary Public

JAVAD FOROUZEH
Comm. # 1524170
NOTARY PUBLIC-CALIFORNIA
Marin County
My Comm. Expires Nov. 2, 2008

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of
Fremont Capital, Inc.

We have audited the accompanying statement of financial condition of Fremont Capital, Inc. (the "Company") as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fremont Capital, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated independently of Fremont Investors, Inc.

Deloitte & Touche LLP

February 17, 2006

FREMONT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS		
Cash and cash equivalents	$	96,813
Investments		100,873
Prepaid expenses		2,452
Total assets	$	200,138
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses	$	12,350
Payables to related parties		7,269
Total liabilities		19,619
Stockholder's Equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized; 50 shares issued and outstanding		1
Capital in excess of par value		469,999
Accumulated deficit		(289,481)
Total stockholder's equity		180,519
Total liabilities and stockholder's equity	$	200,138

The accompanying notes are an integral part of these financial statements.

FREMONT CAPITAL, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Revenue:	
Change in value of trading securities	$ 71,059
Interest income	2,032
Total revenues	73,091
Expenses:	
Administrative services expenses paid to a related party	68,094
Regulatory fees	13,690
Consulting fees	4,950
Other operating expenses	1,925
Total expenses	88,659
Loss before income taxes	(15,568)
Income tax expense	(800)
Net loss	$ (16,368)

The accompanying notes are an integral
part of these financial statements.

FREMONT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2005

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance, January 1, 2005	$ 1	$ 394,999	$ (273,113)	$ 121,887
Capital contribution	-	75,000	-	75,000
Net loss	-	-	(16,368)	(16,368)
Balance, December 31, 2005	$ 1	$ 469,999	$ (289,481)	$ 180,519

The accompanying notes are an integral part of these financial statements.

FREMONT CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(16,368)
Adjustment to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(247)
Increase in accrued expenses		150
Increase in payables to related parties		2,411
Increase in investments		(89,059)
Net cash used in operating activities		(103,113)
Cash flows from financing activity:		
Capital contribution		75,000
Net cash provided by financing activity		75,000
Net decrease in cash and cash equivalents		(28,113)
Cash and cash equivalents, beginning of year		124,926
Cash and cash equivalents, end of year	$	96,813

The accompanying notes are an integral part of these financial statements.

FREMONT CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1. **Organization:**
Fremont Capital, Inc. (the "Company") was incorporated in Delaware on February 9, 1993 under the name of Fremont Securities, Inc. The name was changed to Fremont Capital, Inc. effective April 9, 1993. On June 4, 1993, the Company was granted registration as a broker-dealer in securities by the Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company was accepted as a member of the National Association of Securities Dealers, Inc. ("NASD") on July 16, 1993. The Company's primary business is acting as an agent in the placement of limited partnership interests and providing administrative services to related parties. The Company does not carry securities accounts for customers.

The Company is a wholly-owned subsidiary of Fremont Investors, Inc. (the "Parent"). The Company has incurred operating losses and negative cash flows from operations. The Company plans to finance its operations primarily through financing from its Parent which has committed to continue funding the Company as needed through at least December 31, 2006.

2. **Significant Accounting Policies:**

Basis of Accounting:
Revenues and expenses related to selling interests in limited partnerships are recorded upon approval of all required documents for the limited partnership. Revenues related to providing administrative services are recorded as earned, while the related expenses are recorded as incurred.

Cash and Cash Equivalents:
Cash and cash equivalents consist of a demand deposit account at Wells Fargo Bank, N.A. and amounts held in a money market mutual fund managed by a third party (note 5). The Company classifies all short-term, highly liquid investments with original maturities of three months or less as cash equivalents. Due to the relatively short-term nature of these investments, the carrying value approximates fair value.

Financial Instruments:
The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the Statement of Financial Condition (which include cash, investments, receivables and payables) approximate fair value at December 31, 2005.

Investments:
Investments include NASDAQ Stock Market, Inc. warrants, common stock, and voting trust certificates. The warrants and voting trust certificates are not registered for public sale and are carried at estimated fair value as determined by management. At December 31, 2005, these warrants were valued at $23,477, whose value has been estimated by management using an option pricing model. The common stock is traded over-the-counter and is valued at the last sale price. The voting trust certificates are valued at the last sale price per share of common stock as a proxy for the value of these certificates (note 3).

2. **Significant Accounting Policies (continued):**

Taxes on Income:

The Company is a member of a group that includes the Parent and files both a consolidated federal income tax and a combined California franchise tax return. Under the tax sharing agreement with the Parent, the Company's current and deferred tax liabilities are calculated as if it were a separate taxpayer, except that the effect of graduated rates is not considered.

Deferred income taxes are provided for differences between the financial and tax bases of an asset or liability that will result in taxable or deductible amounts in future years when the asset or liability is recovered or settled, respectively. A valuation allowance is recognized for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Investments:**

Investments are comprised of the following at December 31:

		Fair Value
Common Stock	$	35,180
Warrants		23,477
Voting trust certificates		42,216
Total Investments	$	100,873

The remaining 1,200 warrants may be exercised as set forth in the following table:

Start Date	Expiration Date	Exercise Price
June 28, 2005	June 27, 2006	$16.00

Each warrant is exercisable for one voting trust certificate. Any warrants that expire may not be exercised at any future date. During the year ended December 31, 2005, 1,200 warrants were exercised. In 2006, the NASD plans to file a shelf registration with the SEC that will allow the voting trust certificates to be converted to common shares that can be traded over the counter.

4. **Regulatory Requirements:**

As a registered broker-dealer with the SEC and a member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and of a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. During 2005, the Parent contributed $75,000 to maintain these minimum net capital requirements. At December 31, 2005, the Company had net capital of $105,270, which was $100,270 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.1864 to 1.

The Company does not hold customer funds or securities and claims exemption from the provisions of Rule 15c3-3 based on Section (k)(2)(ii).

5. **Related Party Transactions:**

Fremont Group Management, L.P., a related party to the Parent, provides administrative, accounting, legal, tax and other support services under the terms of an administrative services agreement. For the year ended December 31, 2005, these fees totaled $68,094.

As of December 31, 2005, the Company has recorded a payable to the Parent in the amount of $7,269. This balance represents payments made by the Parent on behalf of the Company for administrative services and California State income taxes, in the amounts of $5,669 and $1,600, respectively.

The Company invests in a money market mutual fund that was formerly managed by an affiliate. The management of the mutual fund was transferred to a third party on January 14, 2005 and as of December 31, 2005 there was an agreement between the third party and the affiliate whereby certain payments were to be made between the third party and the affiliate contingent on revenues earned by the third party for managing the mutual fund.

6. **Income Taxes:**

Income taxes expense is summarized as follows:

Current:		
Federal	$	-0-
State		800
	$	800
Deferred:		
Federal	$	-0-
State		-0-
	$	-0-
Total	$	800

6. **Income Taxes (continued):**
At December 31, 2005, deferred tax assets were $161,631, while deferred tax liabilities were $35,186. Deferred tax assets are primarily attributable to state and federal net operating loss carryforwards while the deferred tax liabilities are attributable to unrealized write-ups on marketable securities. Management does not believe that the Company has the ability to utilize its net deferred tax assets against future income and, therefore, a valuation allowance of $126,445 has been established for those net operating loss carryforwards which are not expected to be realized. This valuation allowance increased $5,985 during the year to reflect the additional net operating loss carryforwards generated by the Company that are not expected to be realized.

The Company's effective tax rate differs from the federal statutory rate of 35% in 2005 due primarily to the valuation allowance and state franchise taxes (net of federal tax benefit).

FREMONT CAPITAL, INC.
December 31, 2005

SUPPLEMENTARY INFORMATION

FREMONT CAPITAL, INC.

Schedule I

Computation of Net Capital For Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
as of December 31, 2005

Computation of Net Capital Requirements:	
Total stockholder's equity (from Statement of Financial Condition)	$ 180,519
Less securities not readily marketable	(65,693)
Less prepaid expenses	(2,452)
Less haircuts on securities owned:	
Haircut on common stock	(5,277)
Haircut on money market funds	(1,827)
Net capital	105,270
Minimum net capital requirement of 6 2/3% of aggregate indebtedness ($1,307) or $5,000, whichever is greater	5,000
Excess net capital	$ 100,270
Aggregate indebtedness:	
Accrued expenses	$ 12,350
Payables to related parties	7,269
Total aggregate indebtedness	$ 19,619
Ratio of aggregate indebtedness to net capital	0.1864 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing as of December 31, 2005.

FREMONT CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2005

An exemption from Rule 15c3-3 is claimed, based upon Section (k)(2) (i).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2005

Not applicable.

Schedule III

FREMONT CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2005

There are no differences between the net capital computation on Schedule I and the computation per the Company's corresponding unaudited Form X-17A-5 Part 8B II-A filing.

FREMONT CAPITAL, INC.

REPORT OF INDEPENDENT AUDITORS'
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5
Under the Securities Exchange Act of 1934

December 31, 2005

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 17, 2006

Fremont Capital, Inc.
199 Fremont Street
San Francisco, California 94105

In planning and performing our audit of the financial statements of Fremont Capital, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 17, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule I7a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP